

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Matt Eby
Chief Financial Officer
Tailwind Acquisition Corp.
1545 Courtney Ave
251 Little Falls Drive
Los Angeles, CA 90046

> **Re: Tailwind Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 18, 2020**
> **File No. 333-248113**

Dear Mr. Eby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 18, 2020

Our Advisory Board, page 79

1. We note your disclosure that you have "assembled a highly differentiated Advisory Board of accomplished founders and operators that will help position [you] as the value-add partner of choice for today's leading entrepreneurs." Please expand your disclosure to delineate the specific roles and duties of the Advisory Board in contrast to the duties of your management team in connection with any initial business combination. Please also disclose whether you intend to pay any consulting fees or other compensation to members of your Advisory Board. We note disclosure that no compensation of any kind, including finder's and consulting fees, will be paid to your "sponsor, officers and directors, or any of their respective affiliates," for services rendered prior to or in connection with the

completion of your initial business combination. Please clarify.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Joseph Klinko, Staff Accountant, at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Seligson